[LA QUINTA HOLDINGS INC. LETTERHEAD]

October 13, 2017

VIA COURIER AND EDGAR

Re:	La Quinta Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-36412

Form 8-K
Filed July 26, 2017
File No. 001-36412

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Monick:

La Quinta Holdings Inc. (the “Company”) is submitting the following responses to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated October 3, 2017 regarding the Current Report on Form 8-K filed by the Company on July 26, 2017.

To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 8-K filed July 26, 2017

Exhibit 99.1

1.	We note your response to comment 2. It appears that this non-GAAP information also includes pro forma information. To the extent you include pro forma information in a future Form 8-K, please confirm that such information will comply with Article 11 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment. To the extent that the Company includes in a future Form 8-K pro forma information, the Company will present such pro forma information in compliance with Article 11 of Regulation S-X.

2.	We note your response to comment 3 and that CorePoint Lodging will update the pro forma financial statements for the debt refinancing. Please clarify for us if such pro forma adjustments will result in the CorePoint Lodging pro forma financial statements reflecting only the portion of the refinanced debt that will be carried by CorePoint Lodging, or all the refinanced debt, including the portion that will be carried by New La Quinta after the spin transaction. We may have further comment.

October 13, 2017

The Company respectfully acknowledges the Staff’s comment and advises the Staff that when CorePoint Lodging Inc. (“CorePoint Lodging”) updates its pro forma financial statements in its Registration Statement on Form 10 for the debt refinancing, such adjustments will result in its pro forma financial statements reflecting only the portion of the refinanced debt that will be carried by CorePoint Lodging.

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Please do not hesitate to call me at (214) 492-6600 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Very truly yours,

LA QUINTA HOLDINGS INC.

/s/ James H. Forson
James H. Forson
Executive Vice President, Chief Financial Officer and Treasurer

cc:	Securities and Exchange Commission
Howard Efron

La Quinta Holdings Inc.
Mark M. Chloupek
David Bradtke
Tony Howard

Simpson Thacher & Bartlett LLP
Edgar J. Lewandowski